UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Second Quarter Results 2020

Azul Reports June Results and Successful Execution of COVID-19 Management Plan

São Paulo, August 13, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) the best airline in the world according to TripAdvisor, announces today its results for the second quarter of 2020 (“2Q20”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights for 2Q20

▪	Operating revenue was R$402 million, down 85% year over year due to severe reduction in air travel demand caused by the COVID-19 pandemic.
▪	Operating expenses decreased 46% or R$ 1.0 billion year over year, mainly driven by lower capacity-related expenses and cost reduction initiatives.
▪	Operating loss of R$820 million excluding non-recurring items.
▪	Net loss excluding exchange rate and unrealized hedges totaled R$1.5 billion or R$4.28 cents per preferred share and US$2.38 cents per ADR.
▪	During the quarter, Azul successfully executed its Management Plan generating over R$7 billion in cash savings between March 2020 and December 2021:

-        Immediate liquidity including cash and equivalents, short-term investments and accounts receivables was R$2.3 billion, beating the Company’s forecast of R$2.0 billion and increasing its cash position quarter over quarter. Total liquidity was R$6.6 billion, including long-term investments, unencumbered assets, maintenance reserves and deposits.

-        Total lease liabilities decreased 10.5% quarter over quarter to R$14.2 billion, even with a devaluation of the Brazilian real of 38%. Further deferral negotiations are expected to reduce lease liabilities to R$12.5 billion by December 2020.

-        Deferral of 82 aircraft deliveries between 2020 and 2023 to 2024 and beyond.

-        More than 10,500 crewmembers joined Azul’s leave of absence program leading to salary expenses reduction of 48% year over year.

▪	In June, Azul signed a historical codeshare agreement with Latam Airlines. This is a low risk strategy to create incremental demand during this time of uncertainty.
▪	Azul Cargo revenue was down only 0.8% in 2Q20 compared to 2Q19, even with a network capacity reduction of 83% year over year. The Company expects cargo revenue to increase year over year in the third quarter.
▪	TwoFlex, recently rebranded Azul Conecta, was fully integrated into Azul generating higher synergies than expected and positive cash flow.
▪	Azul was elected best airline in the world in the 2020 TripAdvisor Travelers’ Choice Awards. This is the third year in a row that the Company is ranked among the top 10 best airlines worldwide.
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Second Quarter Results 2020

COVID-19 Management Plan Update

Azul has successfully implemented a Management Plan to confront the crisis and optimize the airline for the future, engaging all of its stakeholders including crewmembers, lessors, aircraft manufacturers, suppliers, and the Brazilian government. When we originally created our plan, we conservatively assumed demand would recover to approximately 40% of pre-COVID levels by the end of 2020; demand has recovered faster than expected, and we now project to be at 60% by year-end.

See below a summary of the main measures that have been implemented as part of Azul’s Management Plan.

Health and Safety

Azul was the first airline in Brazil to introduce daily temperature checks for all crewmembers and a mandatory mask requirement for both crewmembers and customers onboard our aircraft. Hand sanitizer and wipes are available for each customer, and we have enhanced aircraft cleaning between flights and overnight. Azul jets are fitted with state-of-the-art HEPA filters that remove at least 99.9% of all airborne particles, including the novel coronavirus.

During the second quarter, Azul has implemented an innovative boarding process called “Tapete Azul”, or blue carpet, which uses projectors and screens around the boarding area to create a moving carpet image on the floor, guiding customer to board when their row or group is called. On average, this innovation reduces boarding times by 25% and increases NPS by 21%. By the end of the year, we expect to have this system adopted in 70% of our flights.

Labor

The Company expects to reduce its salary expenses by approximately 40% in the second half of the year compared to pre-COVID levels resulting from the implementation of voluntary programs, negotiations with unions, and involuntary furloughs. In addition, during 2Q20 Azul applied pay cuts between 50% and 100% for executive officers and directors and a 25% salary reduction for managers.

Lessors and aircraft manufacturers

Azul reached agreements on new payment profiles with its lessors providing working capital relief equivalent to R$3.2 billion from the beginning of the crisis until December 2021. The Company will follow an adjusted payment schedule based on a conservative demand recovery scenario. As a result, Azul’s operating lease payments from April to December of 2020 are expected to be R$566 million, a reduction of 77% compared to the original agreements. The lower monthly lease rates will be compensated by slightly higher rates starting in 2023 or by the extension of certain lease agreements at market rates.

In addition, as a result of the successful negotiations with its partners, the Company’s total lease liability is expected to be reduced by R$3.4 billion from the end of March to December, reaching R$12.5 billion by the end of the year, reflecting the present value of the newly negotiated lease payments under IFRS 16.

Azul has also reached an agreement with Embraer and Airbus to postpone 82 deliveries between 2020 and 2023 to 2024 and beyond.

Banks and other

The Company is working to strengthen its liquidity by negotiating with its banking partners and suppliers to postpone and extend payment terms. The Company is confident it will be able to roll over debt as it comes due and expects no relevant debt repayments in 2020.

2

Second Quarter Results 2020

The Brazilian Government provided support to the sector through provisional measure 925, allowing airlines to refund passengers after 12 months and to postpone payment of airport, landing and navigation fees.

Cash burn projection

For the remainder of 2020 the Company expects an average daily cash burn of approximately R$3 million with no scheduled debt amortization as a result of ongoing negotiations with its financial partners. This cash burn estimate considers cash inflows from sales, all negotiated operating expenses including lease payments, and interest payments.

Projections

2H20
ASK (% of pre-COVID levels)	~60% by December
Rent Payments Reduction vs original plan	~R$470.8 million -65%
Average daily cash burn	R$3 million

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Second Quarter Results 2020

Management Comments

I would like to start by extending my deep gratitude to all our crewmembers who are supporting our recovery efforts during this difficult time. The second quarter of 2020 was without a doubt the most challenging one in aviation history, and our team has done a remarkable job taking care of our customers, managing costs and preserving our liquidity. I will be forever thankful for the sacrifices that our crewmembers are making for Azul.

The shutdown of the global economy since the second half of March caused air travel around the world to be severely disrupted. In Brazil it was not different; passenger demand contracted 85% during the second quarter while the Brazilian real depreciated 38% year over year, further pressuring costs. As a result, we reported a sharp drop in revenues, which led to a net loss for the quarter. In spite of the exceptional challenges during the quarter, we have transitioned very quickly from the initial reaction to the crisis to securing our long-term liquidity by implementing a wide array of initiatives (the Management Plan). We have also adapted to the dramatic shifts in demand from the highs of early 2020 to the lows of early April to the recovery scenario we are in today.

As we have described before, the Management Plan counts on the participation of all our stakeholders to help us navigate this crisis.  I am happy to report that we have received support from crewmembers, lessors, banks, suppliers, and the Brazilian government. As a result of negotiations with our partners and the implementation of cost-cutting initiatives, we were able to save or defer over R$7 billion in cash outflows between March of 2020 and December 2021, building the liquidity required to confront this crisis.

On the demand and capacity side, we have made significant progress during the quarter. We continue to slowly rebuild our network, from 70 peak daily flights in April to over 400 expected in September. Azul’s fleet has flexibility like no other airline in Brazil, and we are using this to our advantage. We have aircraft ranging from nine seats to 214 seats in domestic markets, which allows us to customize our network to the evolving demand scenario. We remain true to our original network strategy by being the only carrier in 85% of the routes we fly and by maximizing passenger connectivity through our main hubs in Campinas, Belo Horizonte and Recife. We are confident in the progress so far and expect this sequential growth to continue as the economy reopens.

Our cargo business continued to present an outstanding performance, with 2Q20 revenues essentially flat compared to the same period last year, even with a dramatic reduction in the size of our network. Cargo revenue grew more than 120% between April and June, and we continue to see strong sequential improvements with July revenue increasing over 45% year over year. Most of this revenue growth was driven by broad expansion in all segments of the cargo market, especially our e-commerce logistics business, which represented approximately 20% of our cargo revenue in 2Q20. We believe given the fleet flexibility, breadth and connectivity in our network, we are uniquely positioned to take full advantage of the rising e-commerce habits.

In June we signed a historical codeshare agreement with Latam Airlines, a truly one-of-a-kind partnership in terms of scale and connectivity. Prior to the crisis, Azul and Latam Airlines combined served a total of 137 destinations in Brazil, with 298 routes and 1,632 daily departures. We started selling tickets together in August and look forward to bringing the best possible travel network, service and options to our customers.

We ended the second quarter with total cash, receivables and investments of R$3.0 billion. Including unencumbered assets and deposits, our total liquidity was R$6.6 billion. Based on the actions we have successfully implemented with our partners so far and the demand recovery pace we are seeing, I believe our liquidity is sufficient to see us through this challenging crisis. I am also confident we will be able to access additional capital if and when it is required.

Finally, last month we were awarded Best Airline in the World in the 2020 TripAdvisor Travelers’ Choice Awards. This is an incredible achievement of our crewmembers, which demonstrates their dedication and passion in taking care of our customers every single day and on every single flight. This recognition gives us all the motivation and energy we need to ensure we exit this crisis stronger than ever.

John Rodgerson, CEO of Azul

4

Second Quarter Results 2020

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods have been restated to reflect adoption of the new IFRS 16 accounting standards.

Income statement (R$ million)	2Q20[1]	2Q19	% ∆	1H20	1H19	% ∆

OPERATING REVENUES
Passenger	282.5	2,487.6	-88.6%	2,936.0	4,922.1	-40.4%
Cargo and other revenues	119.1	130.1	-8.5%	268.3	237.6	12.9%
Total operating revenues	401.6	2,617.7	-84.7%	3,204.3	5,159.7	-37.9%

OPERATING EXPENSES
Aircraft fuel	67.3	747.6	-91.0%	831.6	1,442.8	-42.4%
Salaries, wages and benefits	220.0	425.1	-48.3%	698.1	882.7	-20.9%
Depreciation and amortization	495.9	383.1	29.4%	976.6	760.1	28.5%
Landing fees	43.8	169.3	-74.1%	245.7	337.4	-27.2%
Traffic and customer servicing	27.4	110.1	-75.1%	162.6	218.8	-25.7%
Sales and marketing	56.4	108.9	-48.2%	165.8	200.4	-17.2%
Maintenance materials and repairs	93.2	74.7	24.7%	219.1	129.0	69.9%
Other operating expenses	217.9	248.8	-12.4%	551.5	491.3	12.3%
Total operating expenses	1,221.8	2,267.6	-46.1%	3,850.9	4,462.5	-13.7%
Operating income	(820.2)	350.1	n.a.	(646.7)	697.2	n.a.
Operating Margin	-204.2%	13.4%	n.a.	-20.2%	13.5%	n.a.
EBITDA	(324.3)	733.2	n.a.	329.9	1,457.4	-77.4%
EBITDA margin	-80.8%	28.0%	n.a.	10.3%	28.2%	-17.9 p.p.

FINANCIAL RESULT
Financial income	20.8	20.6	0.7%	33.6	38.9	-13.5%
Financial expenses	(603.0)	(313.1)	92.6%	(1,041.5)	(597.2)	74.4%
Derivative financial instruments	(265.2)	42.3	n.a.	(1,546.8)	168.4	n.a.
Foreign currency exchange, net	(1,039.8)	203.7	n.a.	(5,273.6)	113.5	n.a.
Result from related party transactions, net	(238.9)	1.9	n.a.	(857.5)	(51.0)	1582.2%
Income before income taxes	(2,946.4)	305.5	n.a.	(9,332.3)	369.8	n.a.
Income tax and social contribution	5.6	(1.3)	n.a.	(7.4)	(1.7)	349.1%
Deferred income tax	4.0	47.4	-91.6%	267.1	108.8	145.5%
Net income	(2,936.8)	351.6	n.a.	(9,072.6)	476.9	n.a.
Net margin	-731.3%	13.4%	n.a.	-283.1%	9.2%	n.a.

Adjusted net income[2]	(1,488.0)	110.1	n.a.	(2,463.3)	223.5	n.a.
Adjusted net margin[2]	-370.5%	4.2%	n.a.	-76.9%	4.3%	n.a.

Fully diluted shares	347.4	344.5	0.8%	347.4	344.5	0.8%
Diluted EPS	(8.45)	1.02	n.a.	(26.12)	1.38	n.a.
Diluted EPADR[3]	(4.71)	0.78	n.a.	(15.92)	1.08	n.a.
Adjusted EPS	(4.28)	0.32	n.a.	(7.09)	0.65	n.a.
Adjusted EPADR[3]	(2.38)	0.24	n.a.	(4.32)	0.51	n.a.

1 Adjusted for non-recurring items totaling R$203.6 million in 2Q20 recorded under other expenses consisting of severance payments, passenger accommodation costs, and consulting fees, resulting from the COVID-19 crisis.

2 Excludes net unrealized hedge results and exchange rate gains and losses, as they have no cash impact.

3 One ADR equals three preferred shares (PNs).

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Second Quarter Results 2020
Operating Data	2Q20	2Q19	% ∆	1H20	1H19	% ∆

ASKs (million)	1,395	8,156	-82.9%	10,704	16,469	-35.0%
Domestic	1,151	6,317	-81.8%	8,222	12,659	-35.0%
International	244	1,840	-86.8%	2,481	3,810	-34.9%
RPKs (million)	1,016	6,860	-85.2%	8,561	13,669	-37.4%
Domestic	850	5,250	-83.8%	6,577	10,441	-37.0%
International	166	1,610	-89.7%	1,984	3,228	-38.5%
Load factor (%)	72.8%	84.1%	-11.3 p.p.	80.0%	83.0%	-3.0 p.p.
Domestic	73.8%	83.1%	-9.3 p.p.	80.0%	82.5%	-2.5 p.p.
International	68.1%	87.5%	-19.4 p.p.	80.0%	84.7%	-4.8 p.p.

Average fare (R$)	329.0	379.7	-13.4%	394.8	381.0	3.6%
Revenue passengers (thousands)	859	6,551	-86.9%	7,437	12,919	-42.4%
Block hours	16,552	117,153	-85.9%	134,626	237,624	-43.3%
Aircraft utilization (hours per day)	1.6	11.1	-85.4%	6.3	11.6	-45.2%
Departures	8,811	70,164	-87.4%	78,502	140,386	-44.1%
Average stage length (km)	1,182	1,013	16.6%	1,124	1,030	9.2%
End of period operating passenger aircraft	138	128	7.8%	138	128	7.8%
Fuel consumption (thousands of liters)	43,292	279,023	-84.5%	343,089	565,576	-39.3%
Employees	8,671	12,218	-29.0%	8,671	12,218	-29.0%
End of period employees per aircraft	62	94	-34.1%	62	94	-34.1%

Yield per passenger kilometer (cents)	27.81	36.26	-23.3%	34.30	36.01	-4.8%
RASK (cents)	28.79	32.09	-10.3%	29.94	31.33	-4.4%
PRASK (cents)	20.26	30.50	-33.6%	27.43	29.89	-8.2%
CASK (cents) [1]	87.60	27.80	215.1%	35.98	27.10	32.8%
CASK ex-fuel (cents) [1]	82.78	18.64	344.2%	28.21	18.34	53.8%
Fuel cost per liter	1.55	2.68	-42.0%	2.42	2.55	-5.0%
Break-even load factor (%)	221.6%	72.9%	+148.8 p.p.	96.1%	71.8%	+24.3 p.p.

Average exchange rate	5.39	3.92	37.5%	4.92	3.84	28.0%
End of period exchange rate	5.48	3.83	42.9%	5.48	3.83	42.9%
Inflation (IPCA - LTM)	2.13%	3.37%	-1.2 p.p.	2.72%	3.97%	-1.3 p.p.
WTI (average per barrel, US$)	27.88	62.33	-55.3%	36.83	58.62	-37.2%
Heating Oil (US$)	97.74	198.50	-50.8%	125.96	196.01	-35.7%

1 Adjusted for non-recurring items totaling R$203.6 million in 2Q20 recorded under other expenses consisting of severance payments, passenger accommodation costs, and consulting fees, resulting from the COVID-19 crisis.

Operating Revenue

In 2Q20, Azul recorded net revenues of R$401.6 million, 84.7% lower than the same period last year, due to the impact of the COVID-19 pandemic on passenger demand.

Cargo and other revenue decreased 8.5% reaching R$119.1 million in 2Q20 mainly due to a 0.8% decrease in cargo revenue compared to 2Q19, despite a capacity reduction of 83%, and a reduction of revenues from Azul Viagens, our travel package business unit.

Total RASK adjusted for stage length decreased 3.1% during the period, mostly due to a reduction of load factors and yields partially offset by an increase in cargo yields.

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Second Quarter Results 2020
R$ cents	2Q20	2Q19	% ∆	1H20	1H19	% ∆
Operating revenue per ASK
Passenger revenue	20.26	30.50	-33.6%	27.43	29.89	-8.2%
Cargo and other revenues	8.54	1.59	435.3%	2.51	1.44	73.7%
Operating revenue (RASK)	28.79	32.09	-10.3%	29.94	31.33	-4.4%
Operating expenses per ASK [1]
Aircraft fuel	4.83	9.17	-47.4%	7.77	8.76	-11.3%
Salaries, wages and benefits	15.77	5.21	202.6%	6.52	5.36	21.7%
Depreciation and amortization	35.56	4.70	656.9%	9.12	4.62	97.7%
Landing fees	3.14	2.08	51.2%	2.30	2.05	12.0%
Traffic and customer servicing	1.96	1.35	45.4%	1.52	1.33	14.3%
Sales and marketing	4.04	1.33	203.1%	1.55	1.22	27.3%
Maintenance materials and repairs	6.68	0.92	629.4%	2.05	0.78	161.4%
Other operating expenses	15.62	3.05	412.1%	5.15	2.98	72.7%
Total operating expenses (CASK)	87.60	27.80	215.1%	35.98	27.10	32.8%
Operating income per ASK (RASK - CASK)	(58.81)	4.29	-1470.2%	(6.04)	4.23	-242.7%

1Adjusted for non-recurring items totaling R$203.6 million in 2Q20 recorded under other expenses consisting of severance payments, passenger accommodation costs, and consulting fees resulting from the COVID-19 crisis.

Operating Expenses

Total operating expenses decreased 46% or R$ 1.0 billion year over year mainly driven by lower capacity-related expenses and cost reduction initiatives. The breakdown of our main operating expenses is as follows:

▪	Aircraft fuel decreased 91.0% year over year to R$67.3 million, mostly due to an 83% reduction in capacity and a 42% decrease in jet fuel prices.
▪	Salaries, wages and benefits decreased 48.3% year over year to R$220.0 million, mostly from more than 10,500 crewmembers volunteering for an unpaid leave program and wage reductions. In addition, Azul applied pay cuts between 50% and 100% for executive officers and directors, and a 25% salary reduction for managers.
▪	Depreciation and amortization increased 29.4%, or R$112.8 million, driven by the net addition of 16 aircraft to the fleet over the last twelve months ended June 30, 2020.
▪	Landing fees decreased 74.1%, or R$125.5 million, in 2Q20 compared to the same period last year mostly due to the 83% reduction in capacity year over year.
▪	Traffic and customer servicing expenses decreased 75.1%, or R$82.7 million, mostly due to the 86.9% reduction in the number of passengers transported in 2Q20 compared to 2Q19.
▪	Sales and marketing decreased 48.2%, or R$52.4 million, mostly driven by a reduction of 88.6% in passenger revenue partly offset by an increase in the number of express cargo items shipped year over year, which have higher commission fees.
▪	Maintenance materials and repairs increased 24.7%, or R$18.5 million, mostly due to the 37.5% average depreciation of the Brazilian real against the U.S. dollar, which resulted in higher maintenance expenses partially offset by a lower number of maintenance events.
▪	Other operating expenses, excluding non-recurring expenses of R$203.6 million in 2Q20, decreased 12.4% year over year, mostly due to the reduction of variable costs partly offset by the 37.5% depreciation of the real, which impacted dollar-denominated IT and insurance expenses. Non-recurring expenses in 2Q20 were related to the COVID-19 crisis and consist of severance payments, passenger accommodation costs, and consulting fees.
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Second Quarter Results 2020

Non-Operating Results

Net financial results (R$ million)	2Q20	2Q19	% ∆	1H20	1H19	% ∆

Financial income	20.8	20.6	0.7%	33.6	38.9	-13.5%
Financial expenses	(603.0)	(313.1)	92.6%	(1,041.5)	(597.2)	74.4%
Derivative financial instruments	(265.2)	42.3	n.a.	(1,546.8)	168.4	n.a.
Foreign currency exchange, net	(1,039.8)	203.7	n.a.	(5,273.6)	113.5	n.a.
Net financial results	(1,887.2)	(46.4)	3965.4%	(7,828.2)	(276.5)	2731.5%

Net financial expenses increased R$289.8 million as a result of the 37.5% average depreciation of the real and an increase in total debt due to the net addition of 16 aircraft to our fleet over the last twelve months.

Derivative financial instruments resulted in a loss of R$265.2 billion in 2Q20 mainly due to net unrealized hedge losses.

As of June 30, 2020, Azul has hedged 34% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$1.0 billion, mainly due to the 5% depreciation of the real from March 31, 2020 to June 30, 2020, resulting in an increase in capitalized leases and debt denominated in foreign currency.

Results from related parties transactions, net. In 2Q20, we recorded a loss of R$238.9 million mainly due to a decrease in fair value of our participation in TAP partially offset by the end of period depreciation of the Brazilian real against the Euro.

Liquidity and Financing

Azul closed the quarter with R$3.0 billion in cash, cash equivalents, short-term investments, long-term investments and receivables, equivalent to 32% of the Company’s last twelve months revenue. The Company has no restricted cash and owns 100% of its liquidity, with no minority interests in its subsidiaries. Considering deposits and maintenance reserves totaling R$2.3 billion, and unencumbered assets totaling R$1.4 billion, Azul’s total liquidity was R$6.6 billion as of June 30, 2020.

Liquidity (R$ million)	2Q20	1Q20	% ∆	2Q19	% ∆
Cash and cash equivalents	1,566.4	529.2	196.0%	1,213.0	29.1%
Short-term investments	64.7	738.1	-91.2%	261.8	-75.3%
Long-term investments	754.3	937.2	-19.5%	1,332.2	-43.4%
Accounts receivable	622.6	909.0	-31.5%	1,405.4	-55.7%
Total	3,008.0	3,113.6	-3.4%	4,212.3	-28.6%
Liquidity as % of LTM revenues	31.7%	26.6%	+5.1 p.p.	42.0%	-10.3 p.p.

Total debt decreased 5.8% to R$18.9 billion compared to March 31, 2020, mostly due to the 10.5% reduction in lease liabilities driven by the negotiations held with lessors as part of the Management Plan, partially offset by the 5.3% end of period depreciation of the Brazilian real.

Thanks to the implementation of the Management Plan, the company expects to further reduce its lease liability to R$12.5 billion by the end of 2020, even though the Brazilian real depreciated over 35% since the onset of the pandemic.

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Second Quarter Results 2020

Azul’s leverage ratio measured as net debt to EBITDA was 6.4x. Adjusting for the new lease agreements reached after the close of the quarter, leverage would have been 4.8x. As of June 30, 2020, Azul’s average debt maturity excluding lease liabilities was 3.0 years with an average interest rate of 5.3%. Local and dollar-denominated obligations average interest rate was 4.2% and 5.6%, respectively.

Loans and financing (R$ million)	2Q20	1Q20	% ∆	2Q19	% ∆

Operating lease liabilities	13,112.0	14,601.9	-10.2%	8,487.9	54.5%
Finance lease liabilities	1,082.4	1,251.3	-13.5%	1,045.7	3.5%
Sublease receivables	(371.2)	(344.9)	7.6%	(302.9)	22.5%
Other aircraft loans and financing	1,389.2	1,305.7	6.4%	708.2	96.2%

Loans and financing	3,649.2	3,495.6	4.4%	2,387.3	52.9%
Currency hedges	(2.1)	(285.2)	-99.3%	(219.1)	-99.1%
% of non-aircraft debt in local currency	40%	71%	-31.1 p.p.	100%	-59.9 p.p.
% of total debt in local currency	9%	12%	-3.6 p.p.	23%	-14.0 p.p.

Gross debt	18,859.5	20,024.4	-5.8%	12,107.0	55.8%
Short term	3,223.9	4,174.7	-22.8%	1,447.5	122.7%
Long term	15,635.6	15,849.7	-1.4%	10,659.5	46.7%

The table below presents additional information related to our leases as of June 30, 2020:

(R$ million)	2Q20	1Q20	% ∆	2Q19	% ∆

Operating leases
Payments made	95.6	375.1	-74.5%	444.1	-78.5%
Weighted average remaining lease term	7.6	8.1	-6.3%	7.7	-0.3%
Weighted average discount rate	11.6%	8.2%	+3.4 p.p.	8.7%	+2.9 p.p.

Finance leases
Payments	9.3	38.9	-76.1%	53.9	-82.7%
Weighted average remaining lease term	4.1	4.2	-3.0%	4.7	-12.9%
Weighted average discount rate	16.5%	6.1%	+10.4 p.p.	6.9%	+9.6 p.p.

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	2Q20	1Q20	% ∆	2Q19	% ∆

Cash[1]	3,008.0	3,113.6	-3.4%	4,212.3	-28.6%
Gross debt	18,859.5	20,024.4	-5.8%	12,107.0	55.8%
Net debt	15,851.5	16,910.8	-6.3%	7,894.7	100.8%
Net debt / EBITDA (LTM)	6.4	4.8	33.5%	2.7	139.1%
Adjusted Net debt[2]	11,856.3	16,910.8	-29.9%	7,894.7	50.2%
Adjusted Net debt2 / EBITDA (LTM)	4.8	4.8	-0.2%	2.7	78.9%

1 Includes cash and cash equivalents, short-term investments, long-term investments and accounts receivables.

2 Adjusted for lease agreements closed after June 30, 2020.

9

Second Quarter Results 2020

Azul’s debt amortization schedule as of June 30, 2020 is reported below. Since the close of the quarter, the Company has reached commercial agreements with its financial partners and is confident that it will be able to roll over all of its 2020 and 2021 debt as it comes due.

* Adjusted for currency swaps.

Fleet and Capital Expenditures

As of June 30, 2020, Azul had a total passenger operating fleet of 138 aircraft and a contractual passenger fleet of 165 aircraft, with an average age of 6.0 years. The 27 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP and 12 Embraer E-Jets that were in the process of exiting the fleet.

Contractual Passenger Fleet

Aircraft	Number of seats	2Q20	1Q20	% ∆	2Q19	% ∆
A330 Family	242-298	10	10	0.0%	8	25.0%
A320neo Family	174-214	42	42	0.0%	29	44.8%
E195-E2	136	5	5	0.0%	0	n.a.
E-Jets	106-118	69	69	0.0%	72	-4.2%
ATRs	70	39	39	0.0%	40	-2.5%
Total[1]		165	165	0.0%	149	10.7%
Aircraft under operating leases		146	146	0.0%	129	13.2%

1 Includes aircraft subleased to TAP.

Total Passenger Operating Fleet

Aircraft	Number of seats	2Q20	1Q20	% ∆	2Q19	% ∆
A330 Family	242-298	10	10	0.0%	8	25.0%
A320neo Family	174-214	42	42	0.0%	28	50.0%
E195-E2	136	5	5	0.0%	0	n.a.
E-Jets	106-118	48	48	0.0%	59	-18.6%
ATRs	70	33	33	0.0%	33	0.0%
Total		138	138	0.0%	128	7.8%

10

Second Quarter Results 2020

Capex

Capital expenditures totaled R$42.0 million in 2Q20 mostly due to the capitalization of engine overhaul events and the acquisition of spare parts, compared to R$167.3 million in 2Q19.

(R$ million)	2Q20	2Q19	% ∆	1H20	1H19	% ∆
Aircraft related	19.2	130.5	-85.3%	106.3	345.5	-69.2%
Maintenance and checks	12.4	77.8	-84.1%	80.7	261.4	-69.1%
Pre-delivery payments	-	2.6	-100.0%	19.3	19.0	1.5%
Other	10.4	64.8	-84.0%	58.3	108.1	-46.1%
Engine maintenance credit facility (OPIC)	-	(108.4)	n.a.	-	(108.4)	n.a.
Acquisition of property and equipment	42.0	167.3	-74.9%	264.6	625.6	-57.7%

11

Second Quarter Results 2020

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information, according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry.

12

Second Quarter Results 2020

Conference Call Details

Thursday, August 13, 2020

11:00 am (EST) | 12h00 pm (Brasília time)

USA: +1 412 717 9627

Brazil: +55 11 3181 8565 or +55 11 4210 1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

English: +55 11 3193 1012 or +55 11 2820 4012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

13

Second Quarter Results 2020

Balance Sheet – IFRS (Unaudited)

(R$ million)	June 30, 2020	March 31, 2020	June 30, 2019
Assets	15,164.1	18,816.9	17,972.7
Current assets	3,489.2	3,572.5	3,882.9
Cash and cash equivalents	1,566.4	529.2	1,213.0
Short-term investments	64.7	738.1	261.8
Trade and other receivables	622.6	909.0	1,405.4
Sublease receivables	148.6	107.0	43.3
Inventories	399.3	380.2	229.7
Security deposits and maintenance reserves	310.7	368.6	-
Assets held for sale	43.6	51.9	-
Taxes recoverable	43.2	55.6	369.8
Derivative financial instruments	74.3	100.1	90.4
Prepaid expenses	96.4	192.4	117.1
Other current assets	119.4	140.5	152.5
Non-current assets	11,674.9	15,244.4	14,089.8
Long-term investments	754.3	937.2	1,332.2
Sublease receivables	222.6	238.0	259.7
Security deposits and maintenance reserves	1,962.4	1,836.6	1,477.8
Derivative financial instruments	298.9	643.6	596.9
Prepaid expenses	20.0	21.6	6.8
Taxes recoverable	327.7	327.7	-
Deferred income taxes	24.6	20.6	-
Other non-current assets	299.9	534.6	490.4
Right of use assets - leased aircraft and other assets	4,311.4	7,200.9	5,897.7
Right of use assets - maintenance of leased aircraft	398.2	474.4	780.7
Property and equipment	1,910.6	1,920.1	2,201.5
Intangible assets	1,144.3	1,088.9	1,046.2
Liabilities and equity	15,164.1	18,816.9	17,972.7
Current liabilities	9,767.5	9,753.9	5,789.2
Loans and financing	1,177.5	1,874.8	227.3
Current maturities of lease liabilities	2,196.9	2,406.9	1,279.5
Accounts payable	2,599.0	2,109.4	1,435.6
Air traffic liability	1,824.7	1,693.1	2,113.1
Salaries, wages and benefits	379.6	383.4	332.8
Insurance premiums payable	32.0	38.1	9.7
Taxes payable	30.9	44.4	29.5
Federal tax installment payment program	15.2	13.5	9.7
Derivative financial instruments	246.1	310.4	74.5
Provisions	1,026.9	717.9	37.5
Other current liabilities	238.7	162.0	239.9
Non-current liabilities	18,044.9	18,709.8	12,796.7
Loans and financing	3,860.8	2,926.6	2,868.2
Long-term obligations under lease liabilities	11,997.5	13,446.3	8,254.1
Derivative financial instruments	267.6	325.4	231.3
Deferred income taxes	-	-	254.3
Federal tax installment payment program	115.1	117.2	90.8
Provision	1,575.7	1,656.4	793.3
Other non-current liabilities	228.2	237.9	304.7
Equity	(12,648.2)	(9,646.7)	(613.1)
Issued capital	2,245.1	2,245.1	2,236.6
Capital reserve	1,937.7	1,933.0	1,927.6
Treasury shares	(15.6)	(15.6)	(13.7)
Accumulated other comprehensive income (loss)	(8.0)	(142.2)	(110.8)
Accumulated losses	(16,807.4)	(13,667.0)	(4,652.8)

14

Second Quarter Results 2020

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	2Q20	2Q19	% ∆	1H20	1H19	% ∆

Cash flows from operating activities
Net income (loss) for the period	(3,140.4)	343.2	n.a.	(9,291.0)	460.5	n.a.
Total non-cash adjustments
Depreciation, amortization and impairment	495.9	391.6	26.7%	976.6	776.5	25.8%
Unrealized hedge results	409.0	(35.5)	n.a.	1,657.9	(182.4)	n.a.
Exchange (gain) and losses in foreign currency and interest expenses on assets and liabilities denominated	1,470.6	(63.1)	n.a.	6,069.9	283.0	2045.2%
Related parties	232.1	30.8	652.7%	831.3	30.8	2595.9%
Provisions	145.9	25.0	483.3%	189.5	43.2	338.9%
Result of lease agreements modification	(150.1)	-	n.a.	(150.1)	-	n.a.
Other non-cash agreements	(55.9)	(89.6)	-37.6%	(273.6)	(72.2)	279.0%
Changes in operating assets and liabilities
Trade and other receivables	289.9	(53.3)	n.a.	544.0	(337.7)	n.a.
Sublease receivables	(26.3)	18.9	n.a.	(91.7)	43.5	n.a.
Security deposits and maintenance reserves	43.1	38.6	11.5%	(41.5)	53.6	n.a.
Prepaid expenses	97.6	31.2	212.5%	45.2	10.2	343.1%
Other assets	267.0	(121.8)	n.a.	223.4	(195.4)	n.a.
Derivatives	0.1	(2.3)	n.a.	(322.1)	42.5	n.a.
Accounts payable	482.9	17.3	2683.5%	965.4	(6.5)	n.a.
Salaries, wages and employee benefits	(6.5)	23.0	n.a.	19.3	88.8	-78.2%
Air traffic liability	131.6	425.3	-69.1%	(269.5)	440.6	n.a.
Provision taxes, civil and labor risks	(12.6)	(21.1)	-40.4%	(48.5)	(33.4)	45.4%
Other liabilities	(60.4)	9.1	n.a.	(94.5)	4.5	n.a.
Interest paid	(104.9)	(288.4)	-63.6%	(388.2)	(483.3)	-19.7%
Income tax and social contribution paid	-	(0.2)	n.a.	(0.3)	(0.7)	-55.7%
Net cash provided by operating activities	508.4	679.0	-25.1%	551.4	966.2	-42.9%

Cash flows from investing activities
Short-term investment	677.6	136.5	396.3%	(1.6)	259.5	n.a.
Long-term investment	-	-	n.a.	-	(96.2)	n.a.
Restricted investments	-	-	n.a.	-	-	n.a.
Cash received on sale of property and equipment	-	-	n.a.	-	-	n.a.
Acquisition of subsidiary , net of cash acquired	(4.7)	-	n.a.	(4.7)	-	n.a.
Loan granted to third parties	-	(51.0)	n.a.	-	(51.0)	n.a.
Acquisition of intangible	(16.9)	(33.0)	-48.9%	(43.1)	(56.8)	-24.1%
Acquisition of property and equipment	(42.0)	(167.3)	-74.9%	(264.6)	(625.6)	-57.7%
Net cash used in investing activities	614.0	(114.9)	n.a.	(314.0)	(570.1)	-44.9%

Cash flows from financing activities
Loans
Proceeds	46.8	-	n.a.	46.8	292.0	-84.0%
Repayment	(15.4)	(20.6)	-25.1%	(40.5)	(54.1)	-25.1%
Debentures
Proceeds	-	-	n.a.	-	-	n.a.
Repayment	-	-	n.a.	-	(40.1)	n.a.
Repayment lease debt	(85.3)	(281.9)	-69.7%	(233.6)	(594.4)	-60.7%
Capital increase	-	24.5	n.a.	1.9	28.6	-93.5%
Treasury shares	-	(3.2)	n.a.	-	(3.2)	n.a.
Sales and leaseback	-	14.9	n.a.	5.8	14.9	-61.1%
Net cash (used in) from financing activities	(53.9)	(266.2)	-79.7%	(219.7)	(356.4)	-38.3%

Exchange gain (loss) on cash and cash equivalents	(31.4)	6.8	n.a.	(99.2)	4.1	n.a.

Net increase (decrease) in cash and cash equivalents	1,037.1	304.6	240.5%	(81.5)	43.9	n.a.

Cash and cash equivalents at the beginning of the period	529.2	908.4	-41.7%	1,647.9	1,169.1	40.9%
Cash and cash equivalents at the end of the period	1,566.4	1,213.0	29.1%	1,566.4	1,213.0	29.1%

15

Second Quarter Results 2020

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

16

Second Quarter Results 2020

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

17

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 12, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani

Name: Alexandre Wagner Malfitani

Title: Chief Financial Officer